September 24, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit / Mr. Dietrich King

Re:	Callan JMB Inc.
Draft Registration Statement on Form S-1 Submitted August 5, 2024
CIK No. 0002032545

Dear Ms. Pandit and Mr. King:

On behalf of Callan JMB Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff ”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of August 29, 2024 with respect to the Company’s Draft Registration Statement on Form S-1 (the “DRS-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the DRS (the “DRS-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form S-1 Submitted August 5, 2024

Cover Page

1. We note your disclosure that you anticipate being a controlled company following the offering. Please revise here and wherever else you discuss your controlled company status to state, if true, that Wayne Williams and David Croyle will have the ability to determine all matters requiring approval by stockholders. Additionally, please revise the risk factor discussing your controlled company status on page 16 to clearly identify the percentage of voting power to be held by the controlling shareholders following the offering.

In response to the Staff’s comment, the Company has modified the disclosures on the cover page and on page 16 of the DRS-1/A to indicate that Mr. Williams and Dr. Croyle currently control 100% of the voting power of the Company’s common stock. As soon as the size of the offering is determined, the disclosure will be expanded to indicate the percentage of voting power retained by Mr. Williams and Dr. Croyle following the offering.

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Prospectus Summary

Expand into Additional Large Market Opportunities . . ., page 4

2. Please revise here to provide the basis for your statements or characterize them as management’s beliefs, as it appears that your expansion into the high-end food packaging market is aspirational. In this regard, we note your disclosure on page 3 that you currently operate in the life sciences industry. Please make conforming revisions on pages 6, 44 and 46, and be sure to clearly differentiate between business in which you currently engage and business as to which you aspire to engage.

In response to the Staff’s comment, the Company has revised its disclosures on pages 4, 6, 45 and 47 to indicate that the Company is not currently in the high-end food packaging market and that entry into such market is aspirational.

Competition and Competitive Advantages, page 5

3. We note your disclosure here and on page 45 that you “have attained a leading market position” in emergency thermal management response. Please revise here and elsewhere as appropriate to explain by what metric you have attained a leading market position or, alternatively, qualify your statements as management’s beliefs.

In response to the Staff’s comment, the Company has revised its disclosures on pages 5 and 46 to indicate that it is the Company’s belief that it has attained a significant market position in emergency thermal management response.

Summary Financial Information, page 10

4. Please revise to mark your statements of operations data for the “Three Months Ended March 31” as unaudited.

The Company has now included statements of operations data for the “Six-Months Ended June 30” and has indicated that such statements are unaudited.

5. We note your footnote (1) that describes the “as adjusted” impacts, however your financial information provided does not include an “as adjusted” column and the footnote is not cross referenced. Please revise or advise accordingly.

In response to the Staff’s comment, references to an “as adjusted” column and footnote (1) have been deleted.

Risk Factors, page 11

6. We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor, or supplement an existing risk factor, addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, the Company has added a risk factor on page 23 addressing the potential for rapid and substantial price volatility for its common stock.

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We are subject to concentration risk, page 13

7. Please name the three customers in the risk factor. In this regard, we note your disclosure on page 45 that as of March 31, 2024, your top three customers, the City of Chicago Public Health Department, GRAIL, Inc. and BioBridge Global, collectively accounted for 77% of your revenue.

In response to the Staff’s comment, the Company has revised its disclosure on page 13 to identify its top three revenue generating customers for the six-month period ended June 30, 2024 and for the year ended December 31, 2023.

We, along with our customers, are subject to various international governmental regulations . . ., page 18

8. With a view to understanding the governmental regulations that are applicable to your business, please revise here and elsewhere as appropriate to clarify the degree to which you conduct business operations outside of the United States. For example, you refer to the applicability of the GDPR, however, it is not clear whether you operate or expect to generate sales in the European Union.

In response to the Staff’s comment, the Company has revised its risk factor on page 18 to delete the reference to international governmental regulations. The Company has no contractual arrangements with any foreign entities and all its agreements are governed by applicable state and federal law. The Company does contract with domestic entities that from time to time require shipments to foreign locations. In such cases, the Company is required to comply with applicable customs, import/export controls and laws.

Internal Control Over Financial Reporting, page 41

9. We note your disclosure on page 42 that management “has deemed certain conditions to be material weaknesses and significant deficiencies in our internal controls” and that you will “be required to expend time and resources to further improve [y]our internal controls over financial reporting, including by expanding our staff.” Please revise to include a standalone risk factor to disclose this fact. Additionally, in your risk factor, please address whether you have a timeline for remediation and if there are any associated material costs.

In response to the Staff’s comment, the Company has added a risk factor on page 16 addressing deficiencies in the Company’s internal financial controls and the steps it has taken and plans to take to remediate such deficiencies.

Business

Product and Service Offerings, page 44

10. With a view to providing investors with a complete and balanced picture of your business and revenues, please disclose here, in the prospectus summary and elsewhere as appropriate, a breakdown of revenue for each of your major services. For example, it appears that you generate revenue from the following services: field and emergency response services, perishable (non-pharma) client packaging, technical services and technology offering; however, it is not clear how much each of these services contributes to your revenue. If any of these services are currently dormant or aspirational, or if you have not yet generated revenue from them, please make this clear in the disclosure.

In response to the Staff’s comment, the Company has added to Note 3 to the June 30, 2024 unaudited financial statements disaggregation of revenue data for its principal revenue lines of emergency preparedness and specialty packaging. Other revenue sources are bundled with these two lines of business and not disaggregated, which the Company has noted on pages 5 and 46.

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Customers, page 45

11. Please clarify whether you have material agreements with any of your customers. If you have such agreements, please summarize them here and file them as exhibits to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has identified two long-term agreements with the City of Chicago and has summarized the terms of those long-term agreements on page 46. These agreements are filed as exhibits to the DRS-1/A.

Intellectual Property Trademarks, page 47

12. We note your disclosure that you “received a trademark registration for ‘Ship2Q’. Please revise to disclose the duration of your trademark. Refer to Item 101(h)(4)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has disclosed the expiration date of its Ship2Q® trademark on pages 5 and 48.

Litigation, page 48

13. We note the following disclosure: “As of March 31, 2024, no accruals for loss contingencies have been recorded as the outcome of this litigation is neither probable nor reasonably estimable.” Please revise this disclosure to identify the litigation and, as applicable, to provide the information required by Item 103 of Regulation S-K.

In response to the Staff’s comment, the Company has added additional disclosure on page 49 to identify threatened litigation and to provide the information required by Item 103 of Regulation S-K.

Financial Statements for the Years Ended December 31, 2023 and 2022 Notes to the Financial Statements

Note 3 - Summary of Significant Accounting Policies Revenue Recognition, page F-12

14. It appears your disclosure only addresses the revenue recognition related to emergency preparedness and perishable (non-pharma) client packaging. We note from your disclosure on page 44 that in addition to these services you provide technical services and a technology platform. Please tell us if these items are bundled with your emergency preparedness and perishable client packaging services. If so, please tell us how you identified the performance obligations for each of these and how your current revenue recognition policy takes into consideration your accounting of these services. If not, please disclose your revenue recognition policy for each of your revenue streams.

The Company’s principal revenue streams derive from our emergency preparedness and specialty packaging businesses. As the Company previously disclosed, service revenues are recognized based on time and materials incurred at contractually agreed upon rates. Product revenues are recognized when the products are delivered and control is transferred to the customer.

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15. We note your revenue recognition policy states that revenue for services is recognized based on time and materials incurred at contractually agreed-upon rates and product revenues are recognized when the products are delivered. Please tell us how this relates to your revenue recognition disclosure on page 40 which states your services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded and that you may act as an agent for both lenders and borrowers.

In response to the Staff’s comment, the Company has deleted the language on page 41 regarding lending transactions which was not pertinent to the Company.

Unaudited Interim Condensed Consolidated Financial Statements Consolidated Statements of Stockholders’ / Members’ Capital, page F-21

16. Please tell us your considerations for including “Membership exchange for common stock” as Retained Earnings rather than Additional Paid in Capital. Refer to SAB Topic 4B.

As shown in the Company’s previously submitted financial statements for the period ended March 31, 2024, the Company reorganized in February 2024 when members exchanged their partnership interests for Company common stock. The March 31, 2024 financial statements presented that exchange as a reclassification from members equity to common stock and retained earnings. Based on the Staff’s comment and with reference to SAB Topic 4B, the Company has updated its financial statements for the period ended June 30, 2024 to correctly reflect the exchange of member partnership interests as an exchange for common stock and additional paid in capital. A footnote has been added to the June 30, 2024 financial statements to describe the restatement and classification.

17. Please revise to label your statement for the three months ended March 31, 2023 as unaudited.

In response to the Staff’s comment, the Company has indicated that its financial statements for the period ended June 30, 2024 are unaudited.

Condensed Consolidated Statements of Cash Flows, page F-22

18. Please revise to label each column with the appropriate periodic heading and mark the columns as unaudited.

In response to the Staff’s comment, the Company has relabeled each column and indicated that the figures are unaudited.

Notes to the Condensed Consolidated Financial Statements, page F-23

19. Please revise to label your Notes to the Condensed Consolidated Financial Statements as unaudited.

In response to the Staff’s comment, the Company has indicated that the June 30, 2024 financial statements, including the notes, are unaudited.

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Part II

Item 16. Exhibits, page II-3

20. As soon as practicable, please complete the contents of the exhibit index and file the exhibits. In this regard, we note the staff often refers to the exhibits when reviewing the disclosure in the prospectus.

The Company has populated the exhibit index to the extent such exhibits are currently identifiable and available. All such exhibits will be filed supplementarily.

General

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company has not presented, nor has the Company authorized anyone on its behalf to present, any written communications as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. Therefore, there are no supplemental copies of written communications to provide to the Staff.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-4433.

Sincerely,

/s/Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc:	Wayne Williams
Chief Executive Officer
Callan JMB Inc.

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